SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa announces do 2Q20 results

RESULTS CONFERENCE CALL
AUG 12, 2020

11:00 GMT
IN PORTUGUESE
+55 (11) 3137-8076 OR
+55 (11) 4841-0696 (BRAZIL)
CODE: GAFISA

10:00 NEW YORK TIME
IN ENGLISH (SIMULTANEOUS TRANSLATION OF PORTUGUESE)
+1 786 209-1795 (USA)
+44 20 3769 3830 (UK)
CODE: GAFISA

WEBCAST: HTTP://RI.GAFISA.COM.BR/
REPLAY:
+55 (11) 3137-8031
PORTUGUESE: 8875 I # 636
ENGLISH: 8876 I # 636

ACTIONS
GFSA3 - B3
GFASY - OTC
TOTAL OUTSTANDING SHARES: 120,000,000[1]
AVERAGE DAILY TRADED VOLUME (2Q20): 6.3 MILLION SHARES.
(1) INCLUDING 350,029 SHARES IN TREASURY.
* BASE DATE 06/30/2020.

GFSA
B3 LISTED NM

Gafisa

GAFISA IN NUMBERS

The number of people living in a Gafisa building would fill **25 Morumbi stadiums** and fill the entire **Paulista Avenue**.

75 times awarded
1,500,000 people live in a Gafisa building
1 in 140 Brazilians live in a Gafisa building
500,000 followers on social media
Over 1,100 projects delivered
The population of **Porto Alegre**, capital of Rio Grande do Sul, is equivalent to the number of people **living in a Gafisa building**.
The sum of m² built by Gafisa corresponds to approximately **15%** of the entire area of the city of San Francisco, in the United States.
Presence in more than 40 cities and 19 states across Brazil
More than 16,000,000 m² built

2

FOR IMMEDIATE RELEASE - São Paulo, August 11, 2020 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder, announced today its operational and financial results for the second quarter ended June 30, 2020.

GAFISA ANNOUNCES
2Q20 RESULTS

New growth cycle with 8.8% ND/SE ratio

and adjusted gross margin above 35%

Undoubtedly, the second quarter of 2020 will make history for most of the companies as one of the greatest challenges faced by businesses and managers. Gafisa was not an exception. We implemented home office, we adopted and controlled measures to prevent the COVID-19, we maintained our construction works running, ensuring everyone’s safety. We also had to deal with the effects of a pandemic on our clients, suppliers, banks, and notary offices. We proudly achieved the goals re-planned for the quarter, and through our Management Committee – COVID 19, we had the daily discipline to understand the care and adjustments necessary to keep the Company fully operational, always compliant with our quality policy.

The results below evidence we maintained our focus, in most of the cases, sustaining or improving ratios compared to 1Q20, even amid all the challenges faced this quarter. Our sales saw an upward trend at the end of the quarter, which also resulted in July recording the best monthly sales performance in the last 18 months.

Concerning launches, we currently have 3 projects under the pre-launch phase, with an estimated total PSV of R$288 million. After postponing the launches resumption in 2Q20, due to market conditions caused by the Covid-19 pandemic that restricted people’s traffic, suspended the activity of sales stands, affected the economic activity and investor/buyer confidence, we understand we have the minimum conditions to resume launches.

This new growth cycle relies on differentiated assets, unique projects located in high-valued regions, with good liquidity in the city of São Paulo, such as Jardins, Perdizes, and Moema. We acquired 2 excellent plots of land, highlighting the last area available at Av. Delfim Moreira (Leblon) in the city of Rio de Janeiro, signaling Gafisa’s return to Rio de Janeiro market, and its first step to accomplishing another iconic project, with an estimated PSV of R$197 million in 2Q20, and another in Vila Mariana, São Paulo, with an estimated PSV of R$116 million in July. We also have several projects ready to be launched over the upcoming months.

This quarter, we delivered 4 projects, with a total PSV of R$543 million. This year will be marked by a high volume of deliveries, a total of 8 projects corresponding to R$765 million PSV and 1,350 units. Of this amount, we already delivered 67%, evidencing the Company’s focus and delivery capacity.

The quality of the Company’s new management is also reflected in the maintenance of gross margin (without financial cost) above 35%, as well as the REF margin (backlog results). This confirms that the backlog result sustains the Company’s margin at healthy levels in continued and consistent improvement. We also received the ISO 9000 and PBQH re-certification, attesting the quality and control of our processes.

It is also worth noting the capital increase approved on April 30, 2020, that injected R$259.7 million into the Company’s cash. This enabled a continual improvement of our balance sheet and the Company’s deleverage. Within one year, we went from a Net Debt/Shareholders’ Equity ratio of 162% in 1Q19 to current 8.8% in 2Q20.

Considering that part of the resolution of April 30, 2020, referred to the payment of Upcon acquisition, a new capital increase was recently approved of up to R$390 million.

Gafisa relies on a traditional brand and is recognized as a benchmark in the Brazilian market. We are refining our new management model with dynamism and discipline, to prepare the Company for a new development and growth cycle that will restore Gafisa’s history of success and value creation for our shareholders.

Ian Andrade

Chief Financial and Investor Relations Officer

3

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	2Q20	1Q20	Q/Q (%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y (%)
Launches	-	-	-	-	-	-	-	-
Gross Sales	41,383	38,737	6.8%	87,893	(52.9%)	80.120	179,163	(55.3%)
Dissolutions	(21,543)	(10,135)	112.6%	(31,672)	(32.0%)	(31,678)	(73,035)	(56.6%)
Net Sales	19,840	28,602	(30.6%)	56,221	(64.7%)	48,442	106,128	(54.4%)
Speed of Sales (SoS)	2.39%	3.24%	-0,9p.p.	5.00%	-2.6p.p.	2.83%	4.63%	-1.8p.p.
Delivered PSV	543,719	65,168	734.3%	91,317	495.4%	608,887	171,396	255.3%

Table 2 – Financial Performance (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y(%)
Net Revenue	83,800	71,703	16.9%	99,659	(15.9%)	155,503	195,080	(20.3%)
Gross Profit	22,714	20,462	11.0%	36,971	(38.6%)	43,176	43,418	(0.6%)
Gross Margin	27.1%	28.5%	-1.4p.p.	37.1%	-10p.p.	27.8%	22.3%	5.5p.p.
Adjusted EBITDA[1]	7,722	4,109	87.9%	37,467	(79.4%)	11,832	36,686	-67.7%
Adjusted EBITDA Margin[1]	9.2%	5.7%	3.5p.p.	14.0%	-4.8p.p.	(12.6%)	7.1%	-19.7p.p.
Net Income	(23,545)	(25,462)	(7.5%)	(12,724)	85.0%	(49,007)	(59,078)	(17.0%)
Revenue Backlog	306,484	364,757	(16.0%)	506,418	(39.5%)	306,484	506,418	(39.5%)
Backlog Results[2] [3]	109,614	129,851	(15.6%)	177,847	(38.4%)	109,614	177,847	(38.4%)
Backlog Results Margin[2] [3]	35.8%	35.6%	0.2p.p.	35.1%	0.6p.p.	35.8%	35.1%	0.7p.p.
Net Debt	103,493	346,832	(70.2%)	587,898	(82.4%)	103,493	587,898	(82.4%)
Cash and Cash Equivalents[4]	570,156	363,337	56.9%	182,817	211.9%	570,156	182,817	211.9%
Equity + Minority Shareholders	1,177,187	882,957	33.3%	575,353	104.6%	1,177,187	575,353	104.6%
(Net Debt, – Proj. Fin.) / (Equity + Minority)	(39.2%)	(32.2%)	-7p.p.	(15.7%)	-23.5p.p.	(39.2%)	21.9%	-61.1p.p.

1Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

2 Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

3 Backlog results comprise the projects restricted by a condition precedent.

4 Cash and cash equivalents and marketable securities.

Launches

Gafisa concluded its restructuring process in 1Q20 and was planning to kick off its phase of growth with launches resumption in 2Q20. However, due to the COVID-19 pandemic, Management decided to postpone launches for the second half of 2020. This postponement was not relevant, since the real estate market revealed to be more resilient to the crisis, compared to other sectors. Currently, we have 3 projects under the pre-launch phase and launches foreseen in 3Q20, with an estimated total PSV of R$288 million.

4

Sales

Gross sales rose 6.8% to R$41.4 million in 2Q20 versus 1Q20, despite the pandemic. On the other hand, we saw a 52.9% decline compared to the same period last year. The quarter-on-quarter increase reflects the sales area’s restructuring, by reinforcing and increasing the Gafisa Sales structure. A lower speed of sales compared to the previous year is due to reduced options available for sales, as our last launch took place in 4Q18. With launches resumption in 3Q20, we expect improved sales indicators over the next earnings releases.

Dissolutions reached R$21.5 million in 2Q20, increasing by 112.6% from 1Q20 and declining 32% year-on-year. The quarter-on-quarter increase partially derives from a higher volume of deliveries in the period, which is not a concern for Management, and the COVID-19 pandemic. The year-on-year decrease reflects the efforts made in the 2019 restructuring process, which resulted in renegotiations with Gafisa’s clients, more accurate credit analysis of potential clients, as well as the recovery of client confidence in the Company.

¹ Considering 12M20.

Net pre-sales totaled R$19.8 million in 2Q20.

5

Sales Over Supply (VSO)

Sales Over Supply (SoS) reached 2.3% in 2Q20, a decrease of 0.9 p.p. from 1Q20 and 2.7 p.p. from 2Q19. Despite this slowdown, we believe that this figure should improve when the Company resumes launches, which besides making available new products, usually has a significant impact on inventory units sale.

Inventory (Property for Sale)

Inventory at market value totaled R$841.7 million in 2Q20.

Table 3 – Inventory at Market Value 1Q20 x 2Q20 (R$ 000)

	Inventories 1Q20	Launches	Dissolutions	Gross Sales	Adjustments	Inventories 2Q20	% Q/Q

São Paulo	696,926	-	21,543	(36,876)	4,531	686,125	-1.5%
Rio de Janeiro	120,828	-	-	(2,845)	2,589	120,572	-0.2%
Other Markets	36,202	-	-	(1,662)	492	35,032	-3.2%
Total	853,956	-	21,543	(41,383)	7,613	841,729	-1.4%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Inventory turnover in the last 12 months increased from 59 months in 1Q20 to 73 months in 2Q20, 24.5% higher than in the previous quarter, also due to the lack of launches and the pandemic impacts. We are poised to launch new projects, with a restructured sales area, as soon as we see favorable conditions, thus directly impacting this index.

6

Approximately 74% of our inventory is composed of residential units located in the State of São Paulo and with higher liquidity.

Table 4 – Inventory at Market Value– Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 2Q20

São Paulo	-	-	293,498	186,393	206,234	686,125
Rio de Janeiro	-	-	-	-	120,572	120,572
Other Markets	-	-	-	12,327	22,705	35,032
Total	-	-	293,498	198,720	349,511	841,729

* % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 – Inventory at Market Value – Commercial x Residential Breakdown- (R$ 000)

Estoque GFSA %	Residencial	Comercial	Total
SP	566,216	119,909	686,125
RJ	18,143	102,429	120,572
Others	35,032	0	35,032
Total	619,392	222,338	841,729

Delivered Projects and Transfer

In 2Q20, we delivered four projects, totaling 706 units, and total PSV of R$543.7 million. It is also worth noting that besides delivering these four projects, in the second quarter, the Company obtained an occupancy permit for a project with 307 units and PSV of R$106.6 million. Total deliveries foreseen for 2020 is 8 with a PSV of R$765 million and 1,350 units. Therefore, out of the total, we already delivered/obtained an occupancy permit of 78%.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100% (Ex-Swap)¹	PSV % R$000
Moov Estação Vila Prudente	Apr/20	Aug/16	São Paulo	100%	150	72,097
Gafisa Like Alto da Boa Vista	May/20	Aug/16	São Paulo	100%	220	158,676
Gafisa Square Ipiranga	May/20	Oct/16	São Paulo	100%	224	263,490
Marquês 2900	May/20	Dec/16	São Paulo	50%	112	49,455
Total 2Q20					706	543,719
Total 2020					775	608,887

¹ Number of units corresponding to a 100% share in projects, net of swaps;

7

PSV transferred in 2Q20 was R$76.2 million, 126.7% higher than in 1Q20, and 72.5% higher than in 2Q19. Higher transfer volume is due to the delivery of projects this quarter, compared to the previous quarter and the same period last year. We highlight that this result was achieved even amidst a pandemic, with restricted business hours at notary offices, banks, people’s traffic, and our team in home office most of the time. We again reiterate the Company’s expectation of a significant increase in PSV transferred during 2020, due to the expected delivery of 8 projects, totaling a potential PSV to be transferred of approximately R$268.8 million, excluding Upcon acquisition.

Table 7 – Transfer and Delivery - (R$ 000)

	2Q20	1Q20	Q/Q (%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y (%)
PSV Transferred¹	76,244	33,637	126.7%	44,202	72.5%	109,881	109,023	0.8%
Delivered Projects	4	1	300.0%	1	300.0%	5	2	150.0%
Delivered Units²	716	69	937.7%	227	215.4%	785	363	116.3%
PSV Delivered³	543,719	65,168	734.3%	91,317	495.4%	608,887	171,396	255.3%

¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to a 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage, and swap.

Landbank

With an estimated PSV of R$3.9 billion, the Company’s landbank represents 33 potential projects/phases totaling 7,140 Gafisa units. Approximately 47% of the acquisition value of our land consists of swaps, most of which located in the city of São Paulo. This quarter, the Company acquired a plot of land in the city of Rio de Janeiro, at Av. Delfim Moreira (Leblon), with an estimated PSV of R$197 million. Next quarter, we will have consolidated Upcon projects, besides potential new plots of land, as the Company has been prospecting and analyzing opportunities. In July, the Company acquired a plot of land in the city of São Paulo, Vila Mariana district, with an estimated PSV of R$116 million.

Table 8 - Landbank (R$ 000)

	PSV¹ (%Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%Gafisa)	Potential Units (100%)

São Paulo	2,015,053	56.7%	46.4%	10.4%	4,262	4,433
Rio de Janeiro	1,257,632	41.6%	41.6%	0.0%	1,140	1,395
Other Markets	593,614	38.1%	38.1%	0.0%	1,037	1,314
Total	3,866,299	47.4%	43.2%	4.1%	6,439	7,142

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (1Q20 x 2Q20 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank

São Paulo	2,005,369	-	-	-	9,683	2,015,053
Rio de Janeiro	1,085,840	196,875	-	-	0	1,282,715
Other Markets	594,327	-	-	-	(713)	593,614
Total	3,685,536	196.875	-	-	8,971	3,866,299

8

FINANCIAL RESULTS

Revenue

Net revenue amounted to R$83.8 million in the second quarter of 2020, 16.9% higher than in 1Q20, reflecting the progress of works in the period. Net revenue plunged 15.9% compared to the second quarter of 2019, due to lower sales volume.

Table 10 – Revenue Recognition (R$ 000)

	2Q20				2Q19
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue¹	% Revenue
2018	3,196	16.1%	21,969	26.2%	(2,276)	(4.0%)	21,630	21.7%
2017	4,025	20.3%	28,415	33.9%	1,658	3.0%	12,650	12.7%
2016	5,416	27.3%	34,465	41.1%	33,694	59.9%	44,403	44.5%
2015	3,803	19.2%	4,452	5.3%	19,696	35.0%	22,583	22.7%
<2014	3,400	17.1%	(5,501)	-6.6%	3,449	6.1%	(1,606)	(1.6%)
Total	19,840	100.0%	83,800	100.0%	56,221	100.0%	99,659	100.0%

Gross Profit & Margin

Gafisa’s adjusted gross profit reached approximately R$29.6 million in 2Q20, versus R$26.7 million in 1Q20 and R$48.9 million in 2Q19. The adjusted gross margin in the quarter was 35.3%, evidencing the Company’s margins were maintained, even amidst a challenging scenario of Covid-19 pandemic, reflecting a successful restructuring, and a motivated team with a great adaptation capacity.

Table 11 – Gross Margin (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y(%)
Net Revenue	83,800	71,703	16.9%	99,659	(15.9%)	155,503	195,080	-20%
Gross Profit	22,714	20,462	11.0%	36,971	(38.6%)	43,176	43,418	-1%
Gross Margin	27.1%	28.54%	-1.4 p,p,	37.1%	-10 p,p,	27.8%	22.3%	551 bps
(-) Financial Costs	6,857	6,274	9.3%	11,891	(42.3%)	13,131	23,208	-43%
Adjusted Gross Profit ¹	29,571	26,736	10.6%	48,862	(39.5%)	56,307	66,626	-15%
Adjusted Gross Margin	35.3%	37.29%	-2 p,p,	49.0%	-13.7 p,p,	36.2%	34.2%	206 bps

¹ Adjusted by capitalized interests.

9

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses totaled R$19.2 million in 2Q20, without variation in relation to the previous quarter and 33.6% higher than in 2Q19.

General and administrative expenses came to R$15.1 million, 8.1% lower than in the previous quarter. In 2Q20, recurring general and administrative expenses totaled R$14.2 million, 12.2% lower than the R$16.2 million recorded in the previous quarter.

Table 12 – SG&A Expenses (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y(%)
Selling Expenses	(4,047)	(2,793)	45%	(3,011)	34%	(6,840)	(9,513)	-28%
Despesas Gerais e Administrativas	(15,133)	(16,460)	-8%	(11,340)	33%	(31,593)	(19,240)	64%
Total SG&A Expenses	(19,180)	(19,253)	0%	(14,351)	34%	(38,433)	(28,753)	34%

Other Operating Income/Expenses totaled expenses of R$20.0 million. Out of this amount, R$12 million refer to litigation settlements made by the Company, as part of its project to settle contingent liabilities.

Table 13 – Other Operating Income/Expenses (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y(%)
Litigation Expenses	(19,353)	(11,997)	61%	(23,544)	-18%	(31,350)	(45,769)	-32%
Other	(662)	(748)	-11%	(98)	576%	(1,409)	(99)	1323%
Total	(20,015)	(12,745)	57%	(23,642)	-15%	(32,759)	(45,868)	-29%

Adjusted EBITDA

Adjusted EBITDA came to R$7.2 million in 2Q20, higher than the R$4.1 million reported in the previous quarter, but a decrease compared to R$37.5 million in 2Q19.

Table 14 – Adjusted EBITDA (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y(%)
Net Income (Loss)	(23,545)	(25,462)	-7.5%	(12,724)	85.0%	(49,007)	(59,078)	-17.0%
(+) Financial Results	2,354	8,396	(72.0%)	10,469	-77.5%	10,750	20,428	-47.4%
(+) Income Tax / Social Contribution	886	1,129	(21.5%)	309	186.7%	2,015	713	182.6%
(+) Depreciation and Amortization	1,882	2,166	(13.1%)	4,143	-54.6%	4,048	8,516	-52.5%
(+) Capitalized Interest	6,857	6,274	9.3%	11,891	-42.3%	13,131	23,208	-43.4%
(+) Expenses w/ Stock Option Plan	47	(404)	(111.6%)	(412)	-111.4%	(357)	(2,872)	-87.6%
(+) Minority Shareholders	(112)	13	(961.5%)	247	-145.3%	(98)	2	-5000.0%
(+) Litigation Expenses	19,353	11,997	61.3%	23,544	-17.8%	31,350	45,769	-31.5%
Adjusted EBITDA¹	7,722	4,109	87.9%	37,467	-79.4%	11,832	36,686	-67.7%

¹ Adjusted by capitalized interests, with a stock option plan (non-cash) and minority shareholders.

Financial Result

Financial income significantly increased to R$21.1 million in 2Q20 from R$8 million recorded in 1Q20, with a relevant amount of reserves after the capital increase. Financial expenses rose 43.0% to R$23.4 million in 2Q20 compared to 1Q20, due to higher recognition of interest rates and default interest in the period in SFH financing, which are under the phase of renegotiation.

10

Net Result

Net result in 2Q20 was an expense of R$23.5 million, compared to a net loss of R$25.4 million and R$12.7 million recorded in 1Q20 and 2Q19, respectively.

Table 15 – Net Result (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)	6M20	6M19	Y/Y (%)
Net Revenue	83,800	71,703	16.9%	99,659	-15.9%	155,503	195,080	-20.3%
Gross Result	22,714	20,462	11.0%	36,971	-38.6%	43,176	43,418	-0.6%
Gross Margin	27.1%	28.5%	-5.0%	37.1%	-26.9%	27.8%	22.3%	24.8%
(-) Financial Cost	(6,857)	(6,274)	9.3%	(11,891)	-42.3%	(13,131)	(23,208)	-43.4%
Recurring Adjusted Gross Result¹	29,571	26,736	10.6%	48,862	-39.5%	56,307	66,626	-15.5%
Recurring Adjusted Gross Margin¹	35.3%	37.3%	-5.4%	49.0%	-28.0%	36.2%	34.2%	6.0%
Adjusted EBITDA²	7,722	4,109	87.9%	13,923	-44.5%	(19,518)	13,923	-240.2%
Adjusted EBITDA Margin²	9.2%	5.7%	60.8%	14.0%	-34.0%	-12.6%	7.1%	-275.9%
Net Result	(23,545)	(25,462)	-7.5%	(12,724)	85.0%	(49,007)	(59,078)	-17.0%
( - ) Litigation Expenses	(19,353)	(11,997)	61.3%	(23,544)	-17.8%	(31,350)	(45,769)	-31.5%
Net Result (ex-litigation expenses)	(4,192)	(13,465)	-68.9%	10,820	-138.7%	(17,657)	(13,309)	32.7%

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

Revenue Backlog and Results

At the end of 2Q20, the balance of revenue backlog according to the PoC method totaled R$109.6 million, compared to R$129.8 million and R$177.8 million reported in the previous quarter and the same period last year, respectively. Margin to be recognized was 35.8%, in line with 1Q20.

Table 16 – Backlog Results (REF) (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)
Revenue Backlog	306,484	364,757	-16%	506,418	-39%
Backlog Costs (units sold)	(196,870)	(234,906)	-16%	(328,571)	-40%
Backlog Results	109,614	129,851	-16%	177,847	-38%
Backlog Margin	35.8%	35.6%	17 bps	35.1%	65 bps

Notes: Backlog results net of PIS/COFINS taxes (3.65%) and excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

11

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On June 30, 2020, cash and cash equivalents and marketable securities totaled R$570.2 million, compared to R$363.3 million in 1Q20, reflecting the inflow of funds from a capital increase in the amount of R$259.7 million, so that to sustain a liquidity cushion and enable our growth resumption. The Company believes that disciplined cost control and the maintenance of a liquidity reserve are essential for the operation. This business vision and team’s readiness allowed the company to go through this period of uncertainty very consistently and smoothly.

Receivables

At the end of 2Q20, total accounts receivable came to R$857.4 million. Of this amount, R$539.4 million were already recognized in the balance sheet.

Table 17 – Total Receivables (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)
Receivables from developments – Backlog	318,095	378,575	-16%	525,602	-39%
Receivables from PoC - ST (on balance sheet)	445,811	464,463	-4%	449,356	-1%
Receivables from PoC - LT (on balance sheet)	93,529	95,664	-2%	116,835	-20%
Total	857,435	938,702	-9%	1,091,793	-21%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2020	2021	2022	2023	2024 – and after
Receivables Backlog	318,095	157,195	122,823	10,312	6,706	21,059
Receivables from PoC	539,340	266,529	208,251	17,485	11,370	35,705
Total	857,435	423,724	331,074	27,797	18,076	56,764

Cash Generation

Table 19 – Cash Generation (R$ 000)

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Cash Available [1]	63,068	182,817	394,216	414,330	363,337	570,156
Change in Cash Available (1)	(74,092)	119,749	211,399	20,114	(50,993)	206,819
Total Debt + Investor Obligation	790,172	770,715	750,826	730,678	710,169	673,649
Change in Total Debt + Investor Obligation (2)	(99,241)	(19,457)	(19,889)	(20,148)	(20,509)	(36,520)
Capital Increase (3)	-	132,266	206,927	65,768	-	259,729
Cash Generation in the Period (1) - (2) - (3)	25,149	6,940	24,361	(25,506)	(30,484)	(16,390)
Final Accumulated Cash Generation²	25,149	32,089	56,450	30,944	460	(15,930)

¹ Cash and cash equivalents and marketable securities.

² Considers 12M20.

12

Liquidity

Continuing the work of strengthening the Company’s balance sheet, net debt significantly reduced from R$346,8 million in 1Q20 to R$103.5 million. The Net Debt /Shareholders’ Equity ratio at the end of 2Q20 reached 8.8%, compared to 39.3% reported in 1Q20, due to higher cash deriving from the capital increase. Within one year, we went from a Net Debt/Shareholders’ Equity ratio of 162% in 1Q19 to current 8.8% in 2Q20! Also, a new capital increase of up to R$390 million was already authorized at the ESM held on August 7, 2020.

Table 20 – Debt and Investor Obligation (R$ 000)

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y (%)
Housing Finance System - SFH	266,210	288,873	-8%	281,605	-5%
Real Estate Finance System - SFI	146,613	161,801	-9%	180,035	-19%
Debentures (Projects)	112,338	141,679	-21%	196,638	-43%
Bank Credit Note (Projects)	40,219	39,020	3%	20,170	99%
Subtotal of Project Debt (A)	565,380	631,373	-10%	678,448	-17%
Debentures (Working Capital)	33,529	39,188	-14%	48,448	-31%
Bank Credit Note (Working Capital)	62,799	23,588	166%	34,206	84%
Other Transactions (Working Capital)	11,941	16,020	-25%	9613	24%
Subtotal of Working Capital Debt (B)	108,269	78,796	37%	92,267	17%
Total Debt (A)+(B)= (C)	673,649	710,169	-5%	770,715	-13%
Cash and Cash Available¹ (D)	570,156	363,337	57%	182,817	212%
Net Debt (C)-(D) = (E)	103,493	346,832	-70%	587,898	-82%
Shareholders’ Equity + Minority Shares (F)	1,177,187	882,957	33%	575,353	105%
(Net Debt) / (PL) (E)/(F) = (G)	8.8%	39.3%	-3010bps	102.2%	-9300bps
(Net Debt –Proj. Funding) / PL ((E)-(A))/(F) = (H)	-41.0%	-32.2%	-876bps	-15.7%	-2525bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 2Q20 with R$364.9 million indebtedness falling due this year, accounting for 55% of total debt. On March 31, 2020, the consolidated average cost of debt was 10.8% p.a. Note that approximately 89% of the Company’s debt is linked to projects, therefore, maturities are linked to the delivery of projects to still occur in 2020.

Table 21– Debt Maturity (R$ 000)

	Average Cost (p.a.)	Total	Until Dec/20	AtéDez/21	AtéDez/22	AtéDez/23	ApósDez/23
Housing Finance System - SFH	TR+7.00% to 14.20%	266,210	192,295	-	-	-	73,915
Real Estate Finance System - SFI	Pre+13.66%/143%CDI	146,613	432	97,559	7,800	7,800	33,022
Debentures (Projects)	CDI+3%/CDI+3.75%/CDI+5.00%/CDI+5.25%	112,338	99,965	11,624	749	-	-
Bank Credit Note (Projects)	CDI+3.70%/CDI+4.25%	40,219	38	40,181	-	-	-
Subtotal of Project Debt (A)		565,380	292,730	149,364	8,549	7,800	106,937
Debentures (Working Capital)	IPCA+7.8%	33,529	5,983	11,290	10,535	5,721	-
Bank Credit Note (Working Capital)	CDI+2.5%/19.56%	62,799	54,213	4,826	3,760	-	-
Other Transactions (Working Capital)	12.68%	11,941	11,941	0.0%	0.0%	-	-
Subtotal of Working Capital Debt (B)		108,269	72,137	16,116	14,295	5,721
Total Debt (A)+(B)= (C)		673,649	364,867	165,480	22,844	13,521	106,937
% Total maturity per Period		-	54.2%	24.6%	3.4%	2.0%	15.9%
Project debt maturity as % of total debt (B)/ (E)		-	80.2%	90.3%	37.4%	57.7%	69.1%
Corporate debt maturity as % of total debt ((A)+(C))/ (E)		-	19.8%	9.7%	62.6%	42.3%	0.0%
Corporate Debt / Real Estate Credit Ratio	16,1/83,9

13

Consolidated Income Statement

	2Q20	1Q20	Q/Q(%)	2Q19	Y/Y(%)	6M20	6M19	Y/Y(%)
Net Revenue	83,800	71,703	16.9%	99,659	(15.9%)	155,503	195,080	-20%
Operating Costs	(61,086)	(51,241)	19.2%	(62,688)	(2.6%)	(112,327)	(151,662)	-26%
Gross Profit	22,714	20,462	11.0%	36,971	(38.6%)	43,176	43,418	-1%
Gross Margin	27.1%	28.5%	-1.4p,p,	37.1%	-10p,p,	27.8%	22.3%	551bps
Operating Expenses	(43,131)	(36,386)	18.5%	(38,670)	11.5%	(79,516)	(81,353)	-2%
Selling Expenses	(4,047)	(2,793)	44.9%	(3,011)	34.4%	(6,840)	(9,513)	-28%
General and Administrative Expenses	(15,133)	(16,460)	(8.1%)	(11,340)	33.4%	(31,593)	(19,240)	64%
Other Operating Revenue/Expenses	(20,015)	(12,745)	57%	(23,642)	(15.3%)	(32,759)	(45,868)	-29%
Depreciation and Amortization	(1,882)	(2,166)	(13.1%)	(4,143)	(54.6%)	(4,048)	(8,516)	-52%
Equity Income	(2,054)	(2,222)	(7.6%)	3,466	(159.3%)	(4,276)	1,784	-340%
Operational Results	(20,417)	(15,924)	28.2%	(1,699)	1101.7%	(36,340)	(37,935)	-4%
Financial Income	21,091	7,999	163.7%	5,369	292.8%	29,090	8,734	233%
Financial Expenses	(23,445)	(16,395)	43.0%	(15,838)	48.0%	(39,840)	(29,162)	37%
Net Income Before Taxes on Income	(22,771)	(24,320)	(6.4%)	(12,168)	87.1%	(47,090)	(58,363)	-19%
Deferred Taxes	-	-	-	-	-	-	-	-
Income Tax and Social Contribution	1,882	(1,129)	50.2%	(309)	(24.8%)	(2,015)	(713)	183%
Net Income After Taxes on Income	(23,657)	(25,449)	(7.0%)	(12,477)	89.6%	(49,105)	(59,076)	-17%
Minority Shareholders	(112)	13	(961.5%)	247	(145.3%)	(98)	2	-5000%
Net Income	(23,545)	(25,462)	(7.5%)	(12,724)	85.0%	(49,007)	(59,078)	-17%

14

Consolidated Balance Sheet

	2Q20	1Q20	Q/Q(%)	1Q19	Y/Y(%)
Current Assets
Cash and Cash equivalents	19,512	6,001	-100%	11,373	-100%
Securities	550,644	357,336	60%	171,444	233%
Receivables from clients	445,811	464,463	-4%	449,356	-1%
Properties for sale	855,315	780,738	10%	807,992	6%
Other accounts receivable	178,058	138,685	28%	133,061	34%
Prepaid expenses and other	1,131	1,426	-21%	2,318	-51%
Land for sale	7,014	7,014	0%	38,681	-82%
Subtotal	2,057,485	1,755,663	17%	1,614,225	27%

Long-term Assets
Receivables from clients	93,529	95,664	-2%	116,835	-20%
Properties for sale	293,573	295,734	-1%	218,616	34%
Other	221,739	208,240	6%	125,705	76%
Subtotal	608,841	599,638	2%	461,156	32%
Intangible Property and Equipment	17,444	18,862	-8%	29,344	-41%
Investments	138,566	141,731	-2%	302,797	-54%

Total Asset	2,822,336	2,515,894	12%	2,407,522	17%

Current Liabilities
Loans and financing	283,923	307,904	-8%	332,693	-15%
Debentures	119,367	142,983	-17%	170,955	-30%
Obligations for purchase of land	111,790	112,616	-1%	96,979	15%
Material and servisse suppliers	131,941	101,167	30%	161,722	-18%
Taxes and constributions	83,689	75,367	11%	60,359	39%
Provision for Contingencies	184,084	135,356	36%	-	0%
Other	253,603	233,436	9%	372,617	-32%
Subtotal	1,168,397	1,108,829	5%	1,195,325	-2%

Long-term liabilities
Loans and financings	243,859	221,398	10%	192,936	26%
Debentures	26,500	37,884	-30%	74,131	-64%
Obligations for Purchase of Land	92,998	102,549	-9%	157,582	-41%
Deferred taxes	12,114	12,114	0%	49,372	-75%
Provision for Contingencies	78,809	123,878	-36%	119,559	-34%
Other	22,472	26,285	-15%	45,477	-51%
Subtotal	476,752	524,108	-9%	639,057	-25%

Shareholders’ Equity
Shareholders’ Equity	1,175,852	881,508	33%	573,554	105%
Minority Interest	1,335	1,449	-8%	1,799	-26%
Subtotal	1,177,187	882,957	33%	575,353	105%
Total liabilities and Shareholders’ Equity	2,772,336	2,515,894	12%	2,409,735	17%

15

Consolidated Cash Flow

	2Q20	2Q19	6M20	6M19
Net Income (Loss) before taxes	(22,770)	(14,443)	(47,090)	(58,363)
Expenses/revenues that do not impact working capital	76,637	1,983	76,973	10,375
Depreciation and amortization	1,882	4,143	4,048	8,516
Impairment	(1,044)	(17,011)	(1,044)	(28,219)
Expenses with stock otion plan	47	(412)	(357)	(2,872)
Unrealized interest and fees, Net	678	2,882	2,134	3,086
Equity Income	2,054	(3,466)	4,276	(1,784)
Provisions for guarantee	1,358	(1,444)	(896)	(1,782)
Provision for contingencies	19,353	13,305	31,350	45,885
Profit Sharing provision	765	500	3,087	500
Provision (reversal) for doubtful accounts	49,020	6,075	31,364	(11,774)
Provision for fine due to construction work delay	2,524	(2,589)	3,011	1,408
Clients	(31,255)	24,187	(20,287)	85,810
Properties for Sale	(71,372)	38,090	(81,977)	130,479
Other Receivables	(52,533)	(14,100)	(66,045)	(24,095)
Deferred Selling Expenses and Advanced Expenses	297	148	729	350
Obligations for Property Acquisition	(10,377)	(13,623)	(17,640)	(54,871)
Taxes and Contibutions	8,322	2,914	13,821	3,082
Suppliers	30,472	36,815	36,686	37,138
Payroll, Charges and Bonus Provision	1,183	(786)	(4,887)	(1,820)
Other Accounts Payable	56,225	(46,393)	39,632	(155,624)
Transactions with Related Parties	2,890	7,429	21,512	18,280
Taxes Paid	(886)	(309)	(2,015)	(713)
Cash used in operating activities	(13,167)	21,912	(50,588)	(9,972)
Acquisition of properties and equipment	(464)	(5,674)	(249)	(6,017)
Redemption of securities, collaterals, and credits	70,286	(29,322)	136,402	48,134
Investment in marketable securities and restricted credits	(263,594)	(94,173)	(285,151)	(117,438)
Equity Securities	-		-	2,717
Cash used in investment activities	(193,772)	(129,169)	(148,998)	(72,604)
Increase in Addition of loans and financing	79,836	29,078	118,453	51,787
Amortization of loans and financing	(117,034)	(51,417)	(177,616)	(173,571)
Loan operations	(1,933)	(9,400)	(5,549)	(9,358)
Sale of treasury shares	(148)	-	-	148
Proceeds from sale of treasury shares	-	5,702	11,646	60,374
Subscription and payment of common shares	259,729	-	259,729	-
Cash Flow from Financing Activities	220,450	106,228	206,663	61,645
Increase (Decrease) in cash and cash equivalents	13,511	(1,029)	7,077	(20,931)
Beginning of the period	6,001	12,402	12,435	32,304
End of the period	19,512	11,373	19,512	11,373

16

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. Readers can identify many of these statements when reading words such as “estimates,” “believes,” “expects,” and “will,” as well as similar words or their respective negatives. Although management believes the expectations conveyed in such statements to be reasonable, it is unable to guarantee that such expectations will come to fruition, and they should not be deemed as projections. By their nature, forward-looking statements require us to make assumptions and, as such, are subject to risks and uncertainties. They are mere expectations and therefore are based exclusively on what management expects concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice. The forward-looking statements included in this release are based on the assumption that our plans and operations will not be affected by such risks, but if our plans and operations happen to be affected by these risks, the forward-looking statements might become inaccurate. We do not commit to revising these forward-looking statements unless it is explicitly required by the applicable securities regulation.

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer